UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67511

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/23** AND ENDING **12/31/23**

                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **MSC-BD, LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

8215 SW Tualatin-Sherwood Road Suite 200

(No. and Street)

Tualatin	**OR**	**97062**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Anthony Diamos	**(404) 536-6984**	**adiamos@msc-bd.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RUBIO CPA, PC

(Name – if individual, state last, first, and middle name)

3500 Lenox Road NE, Suite 1500	**Atlanta**	**GA**	**30326**
(Address)	(City)	(State)	(Zip Code)
05/05/09		**3514**	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Charles Botchway, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of MSC-BD, LLC, as of December 31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

YEIMY ARROYO GUTIERREZ
Notary Public, State of Texas
My Comm. Exp. 03-10-2025
ID No. 1 3296746-8

Signature: [signature]

Title: CEO

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

MSC-BD, LLC

FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2023
WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

MSC-BD, LLC

CONTENTS

Report of Independent Registered Public Accounting Firm

Statement of Financial Condition

Statement of Operations

Statement of Changes in Member's Equity

Statement of Cash Flows

Notes to Financial Statements

Supplementary Information

        Schedule I: Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission as of December 31, 2023

        Schedule II: Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission as of December 31, 2023

        Schedule III: Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission as of December 31, 2023

Report of Independent Registered Public Accounting Firm on the Company's Exemption Report

MSC-BD, LLC Exemption Report

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

3500 Lenox Road NE
Suite 1500
Atlanta, GA 30326
770-690-8995

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
MSC-BD, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of MSC-BD, LLC (the "Company") as of December 31, 2023, the related statements of operations, changes in member's equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented

in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2019.

April 1, 2024
Atlanta, Georgia

Rubio CPA, PC
Rubio CPA, PC


MSC-BD, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2023


ASSETS

Cash	$	30,325
Accounts receivable		327,245
Other		1,558
Total Assets		**359,128**

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Commissions Payable	48,925
Accounts Payable and Accrued Expenses	1,812
Deferred Revenue	15,000
Total Liabilities	65,737

MEMBER'S EQUITY		293,391
Total liabilities and member's equity	$	**359,128**


The accompanying notes are an integral part of this statement.


MSC-BD, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2023

REVENUES		
Investment banking	$	248,168
Commissions		146
Forgiveness of Indebtedness - Related Party		28,416
Other		4,177
Total revenues		280,907
EXPENSES		
Commissions		142,495
Technology and communications		7,191
Professional fees		25,417
Other		42,548
Total expenses		217,651
NET INCOME	$	**63,256**

The accompanying notes are an integral part of this statement.

MSC-BD, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2023

BALANCE, December 31, 2022	$	330,135
Distributions		(100,000)
Net Income		63,256
BALANCE, December 31, 2023	$	**293,391**

The accompanying notes are an integral part of this statement.

MSC-BD, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2023

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	$	63,256
Adjustments to reconcile net income to net cash provided by operating activities:		
Decrease in accounts receivable		10,181
Decrease in other assets		604
Decrease in advances to brokers		4,333
Decrease in commissions payable		(14,258)
Decrease in accounts payable and accrued expenses		(3,596)
Decrease in deferred revenue		(40,000)
Net cash provided by operating activities		20,520
CASH FLOWS FROM FINANCING ACTIVITIES:		
Distributions		(100,000)
NET CASH USED BY FINANCING ACTIVITIES		(100,000)
NET DECREASE IN CASH		(79,480)
CASH, at beginning of year		109,805
CASH, at end of year	$	**30,325**

The accompanying notes are an integral part of this statement.

NOTE 1 -   *ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES*

Organization and business

MSC-BD, LLC (the "Company") is a Florida limited liability company formed on July 10, 2006. As a limited liability company, the member's liability is limited to its investment. The Company is a wholly owned subsidiary of Madison Street Capital, LLC (the "Member"), an Illinois limited liability company. The Company is a broker-dealer and is registered with the Securities and Exchange Commission ("SEC"). The Company is a member of the Financial Industry Regulatory Authority and approved to conduct private placements and provide investment banking, mergers and acquisitions, and financial and capital advisory services to clients in various industries. The Company also offers its customers mutual funds and variable annuity products.

Cash,

The Company maintains its bank account in a high credit quality financial institution. The balance at times may exceed federally insured limits.

Revenue from Contracts with Customers

Revenue from contracts with customers includes private placement and advisory services related to capital raising activities and mergers and acquisitions transactions as well as commissions. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company recognizes commission revenue upon issuance or renewal of an insurance policy as this satisfies the only performance obligation identified by the Company.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue from Contracts with Customers (Continued)

Revenue from private placement and advisory services is generally recognized at the point in time that performance under the agreement is completed (the closing date of the transaction) or the contract is terminated. However, for certain contracts, revenue is recognized over time for advisory agreements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. Advisory agreements often contain nonrefundable retainer fees, and/or success fees, which may be fixed or represent a percentage of the value that the customer receives, if and when the transaction is completed ("success fee"). In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. If a promised good or service is not distinct, the Company combines that good or service with other promised goods or services until it identifies a bundle of goods or services that is distinct. In some cases, this would result in the Company accounting for all the services promised in a contract as a single performance obligation and, if unfulfilled, retainers received would be reflected as deferred revenue on the accompanying Statement of Financial Condition. The Company has evaluated its nonrefundable retainer fees to ensure they relate to the transfer of goods or services, as a distinct performance obligation, in exchange for the retainer. Retainers received from engagements in which performance obligations were not satisfied prior to the end of 2023 amounted to $15,000.

The Company recognizes certain retainer revenue from contracts with customers at the point in time in which specified deliverables are transferred to the Company's customers. The amount of retainers recognized upon the fulfillment of the aforementioned performance obligations without the completion of a transaction, or formal termination of the engagement, was approximately $102,500 which is included in Investment Banking revenue in the accompanying Statement of Operations. Success fees are recognized upon the consummation of a transaction as this satisfies the only performance obligation identified by the Company.

The Company recognizes fees from private placements upon the sale of each interest in an offering as this satisfies the only performance obligation identified by the Company.

Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses. Actual results could differ from the estimates that were assumed in preparing the financial statements.

NOTE 1 -   ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

The Company is a single-member limited liability company and is considered a disregarded entity for federal income tax reporting purposes. Accordingly, the Company does not file a separate income tax return. Therefore, the effects of the Company's operations are passed through to the Member for taxation purposes. The Company's Member is taxed as a partnership.

The Company follows the provisions of FASB Accounting Standards Codification 740-10 ("ASC 740-10"), Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return.

The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

Accounts Receivable

Accounts receivable are non-interest-bearing, uncollateralized obligations receivable in accordance with the terms agreed upon with each customer. The Company regularly reviews its accounts receivable for any uncollectible amounts. The review for uncollectible amounts is based on an analysis of the Company's collection experience, customer credit worthiness, and current economic trends. Based on management's review, no allowance for credit losses is considered necessary.

NOTE 2 -   NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness as well as a ratio of aggregate indebtedness to net capital that shall not exceed 15 to 1, both as defined.

At December 31, 2023, the Company had net capital of $13,513, which was $8,513 above its required minimum net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 4.87 to 1.00.

NOTE 3   -   SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date the financial statements were issued.

NOTE 4   -   CONTINGENCIES

The Company is subject to litigation in the normal course of business. The Company has one litigation matter in progress at December 31, 2023, as defendant.

The matter in progress at December 31, 2023 pertains to the Company as a defendant, along with many other broker dealers, for its sale of investments in a family of Funds. Investors and regulators allege, among other things, that the Funds are Ponzi schemes and that the organizers and officers of the Funds took undisclosed fees and payments from the Funds. The Company sold approximately $2 million of investments in the Funds. The resolution of this matter is unknown.

NOTE 5   -   CONCENTRATIONS

Approximately 71% of the Company's investment banking revenue was earned from three customers. Approximately 99% of accounts receivable at December 31. 2023, is due from one customer.

NOTE 6   -   RELATED PARTY TRANSACTIONS

The Company operates from office space provided by its president and chief compliance officer at no cost to the Company.

A sister company at times pays or assumes operating expenses of the Company for which it subsequently forgives the amount to which it is entitled to be reimbursed. During 2023, the sister company paid or assumed approximately $28,416 of such expenses of the Company which were forgiven by the sister company. This amount has been included as forgiveness of indebtedness revenue within the accompanying Statement of Operations.

NOTE 6 - RELATED PARTY TRANSACTIONS (Continued)

Financial position and results of operations could differ from the amounts in the accompanying financial statements if these related party transactions did not exist.

SUPPLEMENTARY INFORMATION

Schedule I
Computation of Net Capital
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2023

NET CAPITAL
Member's equity $ 293,391

Non-allowable assets:
Accounts receivable, net 278,320
Other assets 1,558
Total non-allowable assets 279,878

NET CAPITAL $ 13,513

Minimum requirement (greater of 6-2/3 % of aggregate indebtedness
or $5,000) 5,000

Excess net capital 8,513

AGGREGATE INDEBTEDNESS: $ **65,737**

RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL: **4.87 to 1.00**

Reconciliation with the Company's computation of net capital included in Part IIA of Form X-17A-5 as of December 31, 2023:

There are no material differences between the above computation of net capital and the corresponding computation reported in Part IIA of Form X-17A-5, as amended.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF
DECEMBER 31, 2023

The Company does not claim exemption from Rule 15c3-3, in reliance on Footnote 74 of the 2013 Release. The Company does not hold customer funds or securities.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF
DECEMBER 31, 2023

The Company does not claim exemption from Rule 15c3-3, in reliance on Footnote 74 of the 2013 Release. The Company does not hold customer funds or securities.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

3500 Lenox Road NE
Suite 1500
Atlanta, GA 30326
770-690-8995

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
MSC-BD, LLC

We have reviewed management's statements included in the accompanying Broker Dealers Annual Exemption Report in which (1) MSC-BD, LLC did not claim an exemption from Rule 15c3-3 in reliance upon Footnote 74 of the 2013 Release, (2) MSC-BD, LLC stated that it conducted business activities involving the issuance and renewal of variable annuities, placement and advisory services to customers consisting of capital raising activity throughout the year ended December 31, 2023, without exception, and (3) MSC-BD, LLC stated that MSC-BD, LLC met the identified conditions for such reliance throughout the most recent fiscal year without exception. MSC-BD, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about MSC-BD, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of the 2013 Release.

April 1, 2024
Atlanta, GA

Rubio CPA, PC
Rubio CPA, PC

MSC-BD, LLC'S EXEMPTION REPORT

We, as members of management of MSC-BD, LLC (the "Company") are responsible for complying with Rule 17a-5, "Reports to be made by certain brokers and dealers." We have performed an evaluation of the Company's compliance with the requirements of Rule 17a-5 and the exemption provisions in Rule 15c3-3(k) (the "exemption provisions") and of the 2013 Release adopting amendments to Rule 17a-5, including Footnote 74 of the 2013 Release.

We have determined that the Company does not meet any of the exemption conditions of paragraph (k) of Rule 15c3-3 (i.e., paragraph (k)(1), (k)(2)(i) or (k)(2)(ii) but also (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Exchange Act Rule 15c2-4 ("Rule 15c2-4"); (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3) and therefore is covered by Footnote 74 of the 2013 Release.

Accordingly, based on our evaluation we make the following statements to the best knowledge and belief of the Company:

1. We reviewed the provisions of Rule §15c3-3 and related guidance stated in the SEC Staff's FAQ and confirmed that the Company relied on Footnote 74 of the 2013 Release.
2. The Company conducted business activities involving the issuance and renewal of variable annuities, placement and advisory services to customers consisting of capital raising activity throughout the year ended December 31, 2023 without exception.
3. The Company met the identified conditions for such reliance throughout the period January 1 to December 31, 2023 without exception.

Charles Botchway

_____
Charles Botchway, CEO
March 1, 2024